From:	Kauffman, Derick
Sent:	Wednesday, July 13, 2005 10:01 AM
To:	'Brandons@sec.gov'
Cc:	Leitzell, Stephen
Subject:	MWI—Revisions to Agreement Disclosure

[ATTACHMENT]

Song

Per your conversation with Steve Leitzell, you will find attached the revised description of MWI Veterinary Supply, Inc.'s two agreements with Banfield—The Pet Hospital to be included in Amendment No. 3 to the Company's Form S-1. If you have any questions or comments, please let us know. Thanks.

Regards,

Derick

Derick S. Kauffman
Dechert LLP
+1.215.994.2562 direct
+1.215.655.2562 desktop fax
derick.kauffman@dechert.com
www.dechert.com

than 1.0% of our product sales. We typically do not enter into long-term contracts with our independent veterinary customers.

        We are a party to two written agreements with Banfield—The Pet Hospital, an Agreement for Product Purchases and an Agreement for Logistics Services. These agreements govern the pricing, shipping and other terms and conditions upon which we sell products and provide services to Banfield—The Pet Hospital. The agreements are effective through June 30, 2008, and thereafter may be renewed for additional twelve month periods. The agreements may be terminated by either party with or without cause upon 150 days prior written notice. Under the Agreement for Product Purchases, we have provided a limited warranty with respect to all goods sold by us and paid for by Banfield—The Pet Hospital that good title to the products is conveyed, that the products are delivered free of any security interest, that the products will conform to the description, grade and condition of the products invoiced, that there will be an agreed upon time remaining before the expiration or out-of-code date on any product and that all products will be free of any defects arising while the products are either in our possession or control or in the control of any carrier transporting the goods from us to Banfield—The Pet Hospital. We are also required to maintain insurance in an amount equal to at least the replacement cost of all property owned by Banfield—The Pet Hospital and held directly or indirectly by us.

Sales and Marketing

        Our sales and marketing strategies are designed to establish and maintain strong customer relationships through personal visits by field sales representatives, frequent telesales contact and direct marketing, emphasizing our broad product lines, competitive pricing, efficient ordering capabilities, high levels of customer support and service and other value-added services. The key elements of our sales and marketing strategy are:

  •
  Field Sales Representatives:  Our sales force is a key component of our value-added approach. Due to the fragmented nature of the animal health products market, we believe that a large sales force is vital to effectively support existing customers and target potential customers. As of March 31, 2005, we had 135 field sales representatives covering most of the United States. Our field sales representatives educate customers on new veterinary products, assist in product selection and purchasing and offer inventory management solutions. Once a field sales representative has established a relationship with a customer, the field sales representative encourages the customer to use our telesales representatives and online ordering capabilities for day-to-day customer needs. Field sales representatives work under the supervision of regional sales managers within an assigned sales territory to ensure effective communication and timely sales calls with customers. Our field sales representatives complement our telesales and direct marketing efforts and enable us to better market, service and support the sale of our products and services. Our field sales representatives are employees of our company and are compensated with a combination of salaries and commissions.

  •
  Telesales:  We support our field sales representatives and direct marketing efforts with telesales representatives in five call centers covering the United States. As of March 31, 2005, we had 90 telesales representatives. Our telesales representatives work as partners with our field sales representatives, providing a dual coverage approach for individual customers. Our telesales representatives process orders and generate new sales through frequent and direct contact with customers. Our telesales representatives are responsible for assisting customers with ordering, purchasing decisions and general questions. Our telesales representatives utilize our customized order entry system to process customer orders, access pricing, availability and promotional information about products, and research customer preferences and order history. Four of our five call centers are connected by our telecommunications system which enables them to operate as one virtual call center, with the fifth coming on-line in fiscal 2005.

From:	Kauffman, Derick
Sent:	Wednesday, July 13, 2005 3:41 PM
To:	'Brandons@sec.gov'
Cc:	Leitzell, Stephen
Subject:	MWI—Second Revised Agreement Disclosure

[ATTACHMENT]

Song

I do apologize for this second email. You will find attached a second revised description of MWI Veterinary Supply, Inc.'s two agreements with Banfield—The Pet Hospital to be included in Amendment No. 3 to the Company's Form S-1. After discussing the description with the working group, they felt it was important to clarify the disclosure pertaining to insurance (the last two sentences of the description). If you have any questions or comments, please let us know. Thanks.

Regards,

Derick

Derick S. Kauffman
Dechert LLP
+1.215.994.2562 direct
+1.215.655.2562 desktop fax
derick.kauffman@dechert.com
www.dechert.com

than 1.0% of our product sales. We typically do not enter into long-term contracts with our independent veterinary customers.

        We are a party to two written agreements with Banfield—The Pet Hospital, an Agreement for Product Purchases and an Agreement for Logistics Services. These agreements govern the pricing, shipping and other terms and conditions upon which we sell products and provide services to Banfield—The Pet Hospital. The agreements are effective through June 30, 2008, and thereafter may be renewed for additional twelve month periods. The agreements may be terminated by either party with or without cause upon 150 days prior written notice. Under the Agreement for Product Purchases, we have provided a limited warranty with respect to all goods sold by us and paid for by Banfield—The Pet Hospital that good title to the products is conveyed, that the products are delivered free of any security interest, that the products will conform to the description, grade and condition of the products invoiced, that there will be an agreed upon time remaining before the expiration or out-of-code date on any product and that all products will be free of any defects arising while the products are either in our possession or control or in the control of any carrier transporting the goods from us to Banfield—The Pet Hospital. We are also required to maintain insurance in an amount equal to at least the replacement cost of all property owned by Banfield—The Pet Hospital. Such property is purchased by Banfield—The Pet Hospital from third parties and is held by us on their behalf.

Sales and Marketing

        Our sales and marketing strategies are designed to establish and maintain strong customer relationships through personal visits by field sales representatives, frequent telesales contact and direct marketing, emphasizing our broad product lines, competitive pricing, efficient ordering capabilities, high levels of customer support and service and other value-added services. The key elements of our sales and marketing strategy are:

  •
  Field Sales Representatives:  Our sales force is a key component of our value-added approach. Due to the fragmented nature of the animal health products market, we believe that a large sales force is vital to effectively support existing customers and target potential customers. As of March 31, 2005, we had 135 field sales representatives covering most of the United States. Our field sales representatives educate customers on new veterinary products, assist in product selection and purchasing and offer inventory management solutions. Once a field sales representative has established a relationship with a customer, the field sales representative encourages the customer to use our telesales representatives and online ordering capabilities for day-to-day customer needs. Field sales representatives work under the supervision of regional sales managers within an assigned sales territory to ensure effective communication and timely sales calls with customers. Our field sales representatives complement our telesales and direct marketing efforts and enable us to better market, service and support the sale of our products and services. Our field sales representatives are employees of our company and are compensated with a combination of salaries and commissions.

  •
  Telesales:  We support our field sales representatives and direct marketing efforts with telesales representatives in five call centers covering the United States. As of March 31, 2005, we had 90 telesales representatives. Our telesales representatives work as partners with our field sales representatives, providing a dual coverage approach for individual customers. Our telesales representatives process orders and generate new sales through frequent and direct contact with customers. Our telesales representatives are responsible for assisting customers with ordering, purchasing decisions and general questions. Our telesales representatives utilize our customized order entry system to process customer orders, access pricing, availability and promotional information about products, and research customer preferences and order history. Four of our five call centers are connected by our telecommunications system which enables them to operate as one virtual call center, with the fifth coming on-line in fiscal 2005.